[redacted]

10027896

AB
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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 40325

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Blue Belle Investments Co., Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

201 Kirby Drive, 909
(No. and Street)

Houston, (City) TX (State) 77019 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Iris McWilliams 713-621-5777
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Davis Kinard & Co, PC
(Name – *if individual, state last, first, middle name*)

400 Pine, Ste 600 (Address) Abilene (City) TX (State) 79601 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

JD
3/6/2010

OATH OR AFFIRMATION

I, Iris McWeller, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Blue Belle Investment Co. Inc., as of Feb. 24, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

CHRISTOPHER B BUTLER
Notary Public
STATE OF TEXAS
My Comm. Exp. February 12, 2011

Notary Public

Signature

President
Title

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BLUE BELLE INVESTMENTS CO., INC.

FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION

together with

INDEPENDENT
AUDITOR'S REPORT

FOR THE YEARS ENDED
DECEMBER 31, 2009 AND 2008

BLUE BELLE INVESTMENTS CO., INC.

TABLE OF CONTENTS

Davis Kinard & Co, PC
CERTIFIED PUBLIC ACCOUNTANTS
Quality. Integrity. Knowledge.

First Financial Bank Building
400 Pine St. Suite 600, Abilene, Texas 79601-5190
325.672.4000 / 800.588.2525 / f: 325.672.7049
www.dkcpa.com

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Shareholder of
Blue Belle Investments Co., Inc.
Houston, Texas

We have audited the accompanying statement of financial condition of Blue Belle Investments Co., Inc. (a Texas S Corporation) as of December 31, 2009, and the related statements of income, changes in shareholder's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of Blue Belle Investments Co., Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of Blue Belle Investments Co., Inc. as of December 31, 2008, were audited by other auditors whose report dated February 24, 2009, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Blue Belle Investments Co., Inc. as of December 31, 2009, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II on pages 10 and 11 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Davis Kinard & Co, PC

DAVIS KINARD & CO, PC

Abilene, Texas
February 19, 2010

BLUE BELLE INVESTMENTS CO., INC.
STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2009 AND 2008

ASSETS

	2009	2008
ASSETS:		
Cash in banks	$ 7,241	$ 4,372
Accounts receivable	1,616	1,508
Investments	54,076	63,872
Prepaid expenses and other assets	1,200	1,678
Total Current Assets	64,133	71,430
Property and equipment, at cost		
Office furniture and equipment	12,188	12,188
Less: accumulated depreciation	(11,031)	(10,430)
Total Property and Equipment	1,157	1,758
TOTAL ASSETS	$ 65,290	$ 73,188

LIABILITIES AND SHAREHOLDER'S EQUITY

	2009	2008
CURRENT LIABILITIES		
Accounts payable	$ 1,250	$ 1,338
TOTAL LIABILITIES	1,250	1,338
SHAREHOLDER'S EQUITY		
Common stock, no par value, 1,000,000 shares authorized, 1,000 shares issued and outstanding	10,000	10,000
Additional paid-in capital	69,669	57,994
(Deficit) retained earnings	(15,629)	3,856
TOTAL SHAREHOLDER'S EQUITY	64,040	71,850
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	$ 65,290	$ 73,188

The accompanying notes are an integral
part of these financial statements.

BLUE BELLE INVESTMENTS CO., INC.
STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

	2009	2008
INCOME:		
Commissions and fees	$ 17,041	$ 22,534
Net dealer investment losses	(10,132)	(60,437)
Other income	339	463
Total Income	7,248	(37,440)
EXPENSES		
Accounting services	12,813	23,520
Office rentals	4,540	7,111
Legal and professional	6,314	5,216
Regulatory fees and assessments	825	695
Telephone	425	2,889
Office supplies, postage and other	1,150	2,902
Consulting	-	1,000
Depreciation	602	633
Taxes	64	68
Total Expenses	26,733	44,034
NET LOSS	$ (19,485)	$ (81,474)

The accompanying notes are an integral part of these financial statements.

BLUE BELLE INVESTMENTS CO., INC.
STATEMENTS OF CHANGES IN SHAREHOLDER'S EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

	Common Stock	Additional Paid In	Retained Earnings (Deficit)	Total
Balance, December 31, 2007	$ 10,000	$ 57,994	$ 85,330	$ 153,324
Net loss			(81,474)	(81,474)
Balance, December 31, 2008	10,000	57,994	3,856	71,850
Net loss			(19,485)	(19,485)
Contributions		11,675		11,675
Balance, December 31, 2009	$ 10,000	$ 69,669	$ (15,629)	$ 64,040

The accompanying notes are an integral
part of these financial statements.

BLUE BELLE INVESTMENTS CO., INC.
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

	2009	2008
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$ (19,485)	$ (81,474)
Adjustments to reconcile net loss to net cash		
Used in operating activities		
Depreciation	602	633
Unrealized loss on investments	9,795	60,018
(Increase) decrease in iabilities:		
Accounts receivable	(108)	950
Prepaid expenses and other assets	478	187
Accounts payable and accruals	(88)	(597)
Net Cash Flows Used in Operating Activities	(8,806)	(20,283)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purcahse of furniture and office equipment	-	(677)
Net Cash Flows Used in Investing Activities	-	(677)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Capital contributions received from shareholder	11,675	-
Net Cash Flows Provided by Financing Actvities	11,675	-
NET CHANGE IN CASH AND CASH EQUIVALENTS	2,869	(20,960)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	4,372	25,332
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 7,241	$ 4,372

The accompanying notes are an integral
part of these financial statements.

NOTE 1: ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Nature of Business Activity

Blue Belle Investments Co., Inc. (the Company) was organized on May 12, 1986 under the laws of the State of Texas to engage solely in the business as a registered broker-dealer.

This summary of significant accounting policies of the Company is presented to assist in understanding the financial statements. The financial statements and notes are representations of management, who are responsible for their integrity and objectivity. These accounting policies reflect industry practices, conform to accounting principles generally accepted in the United States of America and have been consistently applied in the preparation of the financial statements. The following items comprise the significant accounting policies of the Company.

Basis of Accounting

The Company maintains its accounts on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America. Accounting principles followed by the Company and the methods of applying those principles, which materially affect the determination of financial position, results of operations and cash flows are summarized below.

Fee Income

All trades clear through an independent clearing broker. As such, the Company does not receive or deliver securities or funds for any of its customers. The Company recognizes fee income on a trade date basis.

Estimates

Management uses estimates and assumptions in preparing these financial statements in accordance with accounting principles generally accepted in the United States of America. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that were used.

Securities

The Company engages in trading activities for its own account. Securities that are held principally for resale in the near term are recorded in the trading assets account at fair value with changes in fair value recorded in earnings.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, cash in banks and all short-term, highly liquid investments which are readily convertible into cash and have a maturity when purchased of three months or less.

Furniture and Equipment

Furniture and equipment are stated at cost. These assets are depreciated over their estimated useful lives using the straight-line method. During the years ended December 31, 2009 and 2008, the Company recorded depreciation in the amounts of $602 and $633, respectively.

NOTE 1: ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income Tax

The Company files a federal income tax return on a calendar-year basis. The Company is organized as an S-corporation and the entity is not liable for income taxes. All income and losses are passed through to the shareholder of the Company. As a result, no current or deferred income tax expense is recognized in the Company's financial statements.

In May of 2006, the State of Texas implemented a new tax on taxable margin, effective for years ended after December 31, 2006. For the Company, taxable margin is revenue less interest expense. The margin tax was insignificant for the year ended December 31, 2009. This tax is current and does not have a deferred tax component.

The Company adopted authoritative guidance related to uncertain tax positions on January 1, 2009. The Company had no unrecognized tax benefits that would require an adjustment to the January 1, 2009, beginning balance of retained earnings. The Company had no unrecognized tax benefits at January 1, 2009 and December 31, 2009.

The Company recognizes interest accrued on and penalties related to unrecognized tax benefits in tax expense. During the year ended December 31, 2009 the Company recognized no interest and penalties.

The Company files income tax returns in the U.S. federal jurisdiction. With few exceptions, the Company is no longer subject to U.S. federal or state income tax examinations by tax authorities for years before 2005.

NOTE 2: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2009, the Company had net capital of $46,621 which was $41,621 in excess of its required net capital of $5,000. Additionally, the Company's ratio of aggregate indebtedness to net capital was .03 to 1.

NOTE 3: LEASE OBLIGATION PAYABLE

The Company conducts operations at 2001 Kirby, Houston, TX 77019 under a non-cancelable lease agreement, which commenced December 1, 2008, and expires on November 30, 2013. Office rent under the lease obligation, for the year ended December 31, 2009 was $4,540. The actual lease expense varies from the contractual obligation due to several of the shareholder's companies conducting business out of the office and an allocation of the rent on a pro-rata share.

The following is a schedule of future minimum lease payments required under the lease:

Year Ending December 31	Amount
2010	$ 24,815
2011	24,815
2012	24,815
2013	24,815
Thereafter	-
	$ 99,260

NOTE 4: FAIR VALUE OF FINANCIAL INSTRUMENTS

Authoritative guidance defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants.

A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market for the asset or liability.

The price in the principal (or most advantageous) market used to measure the fair value of the asset or liability shall not be adjusted for transaction costs. An orderly transaction is a transaction that assumes exposure to the market for a period prior to the measurement date to allow for marketing activities that are usual and customary for transactions involving such assets and liabilities; it is not a forced transaction. Market participants are buyers and sellers in the principal market that are (i) independent, (ii) knowledgeable, (iii) able to transact and (iv) willing to transact. Authoritative guidance requires the use of valuation techniques that are consistent with the market approach, the income approach and/or the cost approach. The market approach uses prices and other relevant information generated by market transactions involving identical or comparable assets and liabilities. The income approach uses valuation techniques to convert future amounts, such as cash flows or earnings, to a single present amount on a discounted basis. The cost approach is based on the amount that currently would be required to replace the service capacity of an asset (replacement costs). Valuation techniques should be consistently applied. Inputs to valuation techniques refer to the assumptions that market participants would use in pricing the asset or liability. Inputs may be observable, meaning those that reflect the assumptions market participants would use in pricing the asset or liability developed based on market data obtained from independent sources, or unobservable, meaning those that reflect the reporting entity's own assumptions about the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances.

NOTE 4: FAIR VALUE OF FINANCIAL INSTRUMENTS (CONTINUED)

In that regard, authoritative guidance establishes a fair value hierarchy for valuation inputs that gives the highest priority to quoted prices in active markets for identical assets or liabilities and the lowest priority to unobservable inputs. The fair value hierarchy is as follows:

- Level 1 Inputs — Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.
- Level 2 Inputs — Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the asset or liability (for example, interest rates, volatilities, prepayment speeds, loss severities, credit risks and default rates) or inputs that are derived principally from or corroborated by observable market data by correlation or other means.
- Level 3 Inputs — Significant unobservable inputs that reflect an entity's own assumptions that market participants would use in pricing the assets or liabilities.

A description of the valuation methodologies used for assets and liabilities measured at fair value, as well as the general classification of such instruments pursuant to the valuation hierarchy, is set forth below.

In general, fair value is based upon quoted market prices, where available. If such quoted market prices are not available, fair value is based upon internally developed models that primarily use, as inputs, observable market-based parameters. Valuation adjustments may be made to ensure that financial instruments are recorded at fair value. While management believes the Company's valuation methodologies are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different estimate of fair value at the reporting date.

Trading Securities - Securities classified as trading securities are reported at fair value utilizing Level 1 and Level 2 inputs. For these securities, the Company obtains quoted prices in active markets.

The following table summarizes financial assets and financial liabilities measured at fair value on a recurring basis as of December 31, 2009, segregated by the level of the valuation inputs within the fair value hierarchy utilized to measure fair value:

	Level 1 Inputs	Level 2 Inputs	Level 3 Inputs	Total Fair Value
Investment securities				
Trading Securities	$ 54,076	$ -	$ -	$ 54,076

NOTE 5: SUBSEQUENT EVENTS

The Company has evaluated all subsequent events through February 19, 2010, the date the financial statements were available to be issued.

BLUE BELLE INVESTMENTS CO., INC.
SCHEDULE I - COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL
IN ACCORDANCE WITH RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2009

Total Assets		$ 65,290
Less: Total Liabilities (exclusive of subordinated debt)		1,250
Net Worth		64,040
Deductions from and/or charges to net worth:		
Total non allowable assets	$ 3,969	
Other deductions or charges	-	
		3,969
Net capital before haircuts on securities positions		$ 60,071
Haircuts on securities		
NASDAQ and CIB securities	8,112	
Undue concentrations - 500 shs market value @ 15%	5,338	
Total haircut of securities		13,450
NET CAPITAL		46,621
Computation of basic net capital requirement:		
Minimum net capital required (6-2/3% of aggregate indebtedness)		$ -
Minimum dollar net capital requirement		5,000
Excess capital		41,621
Excess capital at 1000%		$ 46,621
Ratio:		
Aggregate indebtedness to net capital		.03 to 1
Ratio of subordinated indebtedness to debt/equity total		-

Note: There are no material differences between the above computation and the computation of net capital as of December 31, 2009 previously filed by Blue Belle Investments Co., Inc. on Form X-17A-5.

See Independent Auditor's Report.

BLUE BELLE INVESTMENTS CO., INC.
SCHEDULE II - COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3
DECEMBER 31, 2009

Blue Belle Investments Co., Inc. does not effect transactions for anyone defined as a customer under Rule 15c3-3. Accordingly, there are no items to report under the requirements of this rule.

See Independent Auditor's Report.

DK Davis Kinard & Co, PC
CERTIFIED PUBLIC ACCOUNTANTS
Quality. Integrity. Knowledge.

First Financial Bank Building
400 Pine St. Suite 600, Abilene, Texas 79601-5190
325.672.4000 / 800.588.2525 / f: 325.672.7049
www.dkcpa.com

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

To the Board of Directors and Shareholder of
Blue Belle Investments Co., Inc.
Houston, Texas

In planning and performing our audit of the financial statements and supplemental schedules of Blue Belle Investments Co., Inc. (the Company) as of and for the year ended December 31, 2009, in accordance with the auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company's including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in the following: in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rules 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not test compliance with the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examination, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Davis Kinard & Co, PC

DAVIS KINARD & CO, PC

Abilene, Texas
February 19, 2010